September 9, 2019

Gary Copperud
Chief Executive Officer
BT Brands, Inc.
2405 Maine Avenue West, Suite 2D
West Fargo, ND 58078

       Re: BT Brands, Inc.
           Registration Statement on Form S-1
           Filed August 13, 2019
           FIle No. 333-233233

Dear Mr. Copperud:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 13, 2019

Prospectus Cover, page ii

1. You state that the selling stockholders may sell "at varying prices" and that there is no public market for your common stock. Please revise to indicate that the selling shareholders will sell at an initial fixed price (or provide a bona fide range) until your common stock is quoted on the OTCBB or the OTC QX or OTC QB tiers of the OTC
       Link, after which the securities will be offered and sold at prevailing market or negotiated prices. Refer to Item 501(b)(3) of Regulation S-K.
Management's Discussion and Analysis, page 32

2. Please describe all known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or
 Gary Copperud
FirstName LastNameGary Copperud
BT Brands, Inc.
Comapany 9, 2019 Brands, Inc.
September NameBT
September 9, 2019 Page 2
Page 2
FirstName LastName
         results of operations. We note by way of example your discussion in the last paragraph on page 45 that new restaurants may require six to nine months to achieve targeted restaurant level sales. Discuss the factors underlying this trend and the extent to which this trend is unique to you, the markets you operate in, or your market segment. Also address the extent to which you believe this trend will be representative for restaurants you may acquire as part of your growth strategy. Additionally, discuss the reasons for the increase in average customer transaction. Refer to Item 303(a) of Regulation S-K and Section
         III.B.3. of Release No. 33-8350.
Results of Operations
Net Income (loss), page 35

3. It appears that the net loss of $20,803 discussed in this section should be net income.
         Please revise accordingly.
Business
Burger Time Restaurant Economic Model, page 44

4. You state in the last paragraph on page 45 that you can achieve an annualized cash-on-
         cash return of approximately 30% on new restaurants. Please describe how you calculate cash-on-cash return and the material underlying assumptions. Briefly discuss the basis for your belief given the limited number of new restaurants you have opened since 2015 and discuss the extent to which this target is achievable for restaurants to be acquired as part of your current growth strategy.
Shares Eligible for Future Sale, page 55

5. We note here, and elsewhere, the disclosure that you are registering common stock for resale. We note, however, that the registration fee table appears to register the warrants as well for resale. Please advise and revise for consistency. Description of Securities, page 57

6. Refer to Article X of your Amended and Restated Bylaws. Please describe the scope of the exclusive forum bylaw in Description of Securities and state whether this provision applies to claims under the Securities Act or Exchange Act or only applies to state law claims. To the extent the bylaw does not apply to claims under the federal securities laws, state this explicitly in Article X or, alternatively, tell us how you intend to make future investors of the bylaw's limited applicability.
Financial Statements, page F-1

7. Please note the age of financial statements requirement pursuant to Rule 8-08 of
         Regulation S-X and update the filing accordingly. It appears that you should include unaudited interim financial statements for the three and six months ended June 30, 2019.
 Gary Copperud
BT Brands, Inc.
September 9, 2019
Page 3
Consolidated Balance Sheets, page F-4

8. The December 30, 2018 amount for "Property and Equipment, net" as presented on your balance sheet does not agree to the amount disclosed in Note 2 - Property and Equipment.
       Please revise accordingly.
Signatures, page II-6

9. In the second signature block, please also include the signature of your controller or principal accounting officer. If a person is acting in more than one capacity, please indicate each capacity in which he signs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Susan Block, Attorney-Advisor, at (202) 551-3210 with any other questions.



                                                             Sincerely,
FirstName LastNameGary Copperud
                                                             Division of
Corporation Finance
Comapany NameBT Brands, Inc.
                                                             Office of
Transportation and Leisure
September 9, 2019 Page 3
cc:       William P. Ruffa, Esq.
FirstName LastName